UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

Commission File Number: 001-31221

Total number of pages: 69

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: January 29, 2016	By:	/s/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	Earnings release for the nine months ended December 31, 2015
2.	Results presentation for the first nine months of the fiscal year ending March 31, 2016

Earnings Release	January 29, 2016
For the Nine Months Ended December 31, 2015	[U.S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL https://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Kaoru Kato, Representative Director, President and Chief Executive Officer
Contact:	Koji Otsuki, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	February 4, 2016
Scheduled date for dividend payment:	—
Supplemental material on quarterly results:	Yes
Presentation on quarterly results:	Yes (for institutional investors and analysts)

(Amounts are rounded off to the nearest 1 million yen.)

1. Consolidated Financial Results for the Nine Months Ended December 31, 2015 (April 1, 2015 - December 31, 2015)

(1) Consolidated Results of Operations

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.
Nine months ended December 31, 2015	3,383,460	1.7%	685,505	16.8%	677,377	13.8%	492,449	29.0%
Nine months ended December 31, 2014	3,326,780	(1.1)%	587,140	(14.7)%	594,976	(15.4)%	381,851	(11.2)%

(Percentages above represent changes compared to the corresponding period of the previous year)

(Note)	Comprehensive income attributable to NTT DOCOMO, INC.:	For the nine months ended December 31, 2015:	479,714 million yen	20.0%
		For the nine months ended December 31, 2014:	399,817 million yen	(15.0)%

	Basic Earnings per Share Attributable to NTT DOCOMO, INC.	Diluted Earnings per Share Attributable to NTT DOCOMO, INC.
Nine months ended December 31, 2015	126.87 (yen)	—
Nine months ended December 31, 2014	93.58 (yen)	—

(2) Consolidated Financial Position

(Millions of yen, except per share amounts)

	Total Assets	Total Equity (Net Assets)	NTT DOCOMO, INC. Shareholders’ Equity	Shareholders’ Equity Ratio	NTT DOCOMO, INC. Shareholders’ Equity per Share
December 31, 2015	7,274,205	5,621,229	5,588,081	76.8%	1,439.68 (yen)
March 31, 2015	7,146,340	5,402,616	5,380,072	75.3%	1,386.09 (yen)

2. Dividends

	Cash Dividends per Share (yen)
	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year End	Total
Year ended March 31, 2015	—	30.00	—	35.00	65.00
Year ending March 31, 2016	—	35.00	—
Year ending March 31, 2016 (Forecasts)				35.00	70.00

(Note)  Revisions to the forecasts of dividends: None

3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2016 (April 1, 2015 - March 31, 2016)

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.		Basic Earnings per Share Attributable to NTT DOCOMO, INC.
Year ending March 31, 2016	4,490,000	2.4%	710,000	11.1%	703,000	9.2%	490,000	19.5%	126.24 (yen)

(Percentages above represent changes compared to the corresponding previous year)

(Note)  Revisions to the forecasts of consolidated financial results: None

*	Notes:

(1) Changes in significant subsidiaries:	None
(Changes in significant subsidiaries for the nine months ended December 31, 2015 which resulted in changes in scope of consolidation)

(2) Application of simplified or exceptional accounting:	None

(3) Changes in accounting policies
i. Changes due to revision of accounting standards and other regulations:	None
ii. Others:	None

(4) Number of issued shares (common stock)
i. Number of issued shares (inclusive of treasury stock):	As of December 31, 2015:	4,085,772,000 shares
	As of March 31, 2015:	4,085,772,000 shares

ii. Number of treasury stock:	As of December 31, 2015:	204,288,188 shares
	As of March 31, 2015:	204,288,145 shares

iii. Number of weighted average common shares outstanding:	For the nine months ended December 31, 2015: For the nine months ended December 31, 2014:	3,881,483,818 shares 4,080,645,681 shares

*	Presentation on the status of quarterly review procedure:

This earnings release is not subject to the quarterly review procedure as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the quarterly review procedure on financial statements as required by the Financial Instruments and Exchange Act of Japan had not been finalized.

*	Explanation for forecasts of operations and other notes:

1. Forecast of results

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in, or suggested by, any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2016, refer to “1. (3) Prospects for the Fiscal Year Ending March 31, 2016” on page 12 and “5. Special Note Regarding Forward-Looking Statements” on page 24, contained in the attachment.

2. Resolution of share repurchase up to prescribed maximum limit

The forecasts of “Basic Earnings per Share Attributable to NTT DOCOMO, INC.” for the fiscal year ending March 31, 2016 are not based on the assumption that DOCOMO will repurchase up to 220 million shares for an amount in total not to exceed ¥500,000 million, as resolved at the board of directors’ meeting held on January 29, 2016.

CONTENTS OF THE ATTACHMENT

Earnings Release for the Nine Months Ended December 31, 2015

1. Information on Consolidated Results

(1) Operating Results

i. Business Overview

Japan’s telecommunications sector has seen a dramatic change in its market structure.

In May 2014, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT) unveiled its “Hikari Collaboration Model”—a new wholesale business model for NTT’s fiber access services. As this enables telecommunications operators and a wide range of other market participants to provide services utilizing fiber connections, the competition in the market has begun to intensify even further transcending the traditional boundaries of the telecommunications market.

Within the mobile communications market, the intensification of market conditions such as various participants entering the market and new services emerging, is expected to gather momentum due to the rapid proliferation and expanded use of smartphones, tablets, and other function-rich mobile devices, the advancement of IoT* as well as the government’s pro-competition policy and other factors.

In the context of this market environment, as part of our “New Initiatives toward Delivery of Medium-Term Targets” that are planned to be implemented in the period through FY2017 (the fiscal year ending March 31, 2018), we started rolling out the “+d” value co-creation programs together with various external partners. In this undertaking, we will continuously evolve our collaboration with partners, thereby responding to the diverse requirements of our customers.

During the three months ended December 31, 2015, we entered into alliances with partners such as Nippon Life Insurance Company and McDonald’s Company (Japan), Ltd. for collaboration.

Meanwhile, we launched a new loyalty point program, “d POINT,” renewing the conventional “docomo Point” system to offer more extensive services during the three months ended December 31, 2015. With the new “d POINT” program, it has become possible to pay monthly mobile phone charges, in addition to paying for mobile phones and exchanging points for products in gourmet catalogs. Furthermore, we, in collaboration with many external partners, have increased the locations and opportunities where customers can “earn” and “use” points including the convenience stores operated by Lawson and McDonald’s restaurants, to provide customers with enhanced utility value, while the circulation of points under the previous system had been confined within our group.

We are going to terminate the multimedia broadcasting business for mobile devices such as “NOTTV” broadcasting services for smartphones on June 30, 2016.

For the nine months ended December 31, 2015, despite the lasting negative impact from the “Monthly Support” discount program, Operating revenues increased by ¥56.7 billion from the same period of the previous fiscal year to ¥3,383.5 billion, due mainly to the increase in mobile communications services revenues as a result of the rise in smartphone use as well as the strong demand for tablets and other products purchased as a second mobile device for individual use, the growth of subscriptions to the “docomo Hikari” optical-fiber broadband service launched in March 2015 and the steady expansion of smart life business, which includes “dmarket,” and other businesses.

Operating expenses, on the other hand, decreased by ¥41.7 billion from the same period of the previous fiscal year to ¥2,698.0 billion, due mainly to decreases in selling expenses and network-related costs as a result of cost efficiency improvements, despite an increase in costs associated with increased revenues in smart life business and other businesses.

As a result, Operating income increased by ¥98.4 billion from the same period of the previous fiscal year to ¥685.5 billion for the nine months ended December 31, 2015.

Income before income taxes and equity in net income (losses) of affiliates was ¥677.4 billion, and Net income attributable to NTT DOCOMO, INC. increased by ¥110.6 billion from the same period of the previous fiscal year to ¥492.4 billion for the nine months ended December 31, 2015.

*:	Abbreviation for “Internet of Things,” a concept that describes a world in which everything is connected to the Internet, enabling remote control and management of devices, etc.

DOCOMO Earnings Release	Nine Months Ended December 31, 2015

Consolidated results of operations for the nine months ended December 31, 2014 and 2015 were as follows:

<Results of operations>

	Billions of yen
	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Increase (Decrease)
Operating revenues	¥3,326.8	¥3,383.5	¥56.7	1.7%
Operating expenses	2,739.6	2,698.0	(41.7)	(1.5)

Operating income	587.1	685.5	98.4	16.8
Other income (expense)	7.8	(8.1)	(16.0)	—

Income before income taxes and equity in net income (losses) of affiliates	595.0	677.4	82.4	13.8
Income taxes	209.0	169.8	(39.2)	(18.8)

Income before equity in net income (losses) of affiliates	386.0	507.6	121.6	31.5
Equity in net income (losses) of affiliates	(4.6)	(0.8)	3.8	82.6

Net income	381.4	506.8	125.4	32.9
Less: Net (income) loss attributable to noncontrolling interests	0.5	(14.3)	(14.8)	—

Net income attributable to NTT DOCOMO, INC.	¥381.9	¥492.4	¥110.6	29.0

EBITDA margin*	33.2%	34.3%	1.1 point	—

ROE*	6.9%	9.0%	2.1 point	—

*

EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROE, see “4.(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 23.

<Operating revenues>

	Billions of yen
	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Increase (Decrease)
Telecommunications services	¥2,068.7	¥2,099.6	¥30.9	1.5%
Mobile communications services revenues	2,061.2	2,070.2	9.0	0.4
Voice revenues	669.8	633.4	(36.4)	(5.4)
Packet communications revenues	1,391.4	1,436.7	45.3	3.3
Optical-fiber broadband service and other telecommunications services revenues	7.5	29.5	21.9	291.2
Equipment sales	731.2	657.8	(73.4)	(10.0)
Other operating revenues	526.9	626.0	99.1	18.8

Total operating revenues	¥3,326.8	¥3,383.5	¥56.7	1.7%

Notes:

1.	Voice revenues include data communications revenues through circuit switching systems.
2.

With the introduction of “Optical-fiber broadband services and other telecommunications services revenues” in the fourth quarter of the fiscal year ended March 31, 2015, telecommunications services revenues included in conventional “Other operating revenues” in the financial statements for the nine months ended December 31, 2014 have been retroactively reclassified into “Optical-fiber broadband service and other telecommunications services revenues.”

<Operating expenses>

	Billions of yen
	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Increase (Decrease)
Personnel expenses	¥215.5	¥216.4	¥0.9	0.4%
Non-personnel expenses	1,780.4	1,754.7	(25.7)	(1.4)
Depreciation and amortization	486.9	457.1	(29.8)	(6.1)
Loss on disposal of property, plant and equipment and intangible assets	49.2	34.7	(14.4)	(29.4)
Communication network charges	177.5	204.7	27.2	15.3
Taxes and public dues	30.1	30.3	0.2	0.5

Total operating expenses	¥2,739.6	¥2,698.0	¥(41.7)	(1.5)%

DOCOMO Earnings Release	Nine Months Ended December 31, 2015

ii. Segment Results

The results of each segment for the nine months ended December 31, 2015 are summarized below.

We realigned our three former operating segments, which had consisted of our mobile communications business, smart life business and other businesses, into three new operating segments, which consist of our telecommunications business, smart life business and other businesses, from the fourth quarter of the fiscal year ended March 31, 2015, as a result of realignment of respective businesses to effectively manage our telecommunications related services triggered by the launch of optical-fiber broadband services.

For details, please see “3.(4) Notes to Consolidated Financial Statements” on page 18.

Telecommunications business—

<Results of operations>

	Billions of yen
	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Increase (Decrease)
Operating revenues from telecommunications business	¥2,794.9	¥2,762.8	¥(32.1)	(1.1)%
Operating income (loss) from telecommunications business	561.6	616.3	54.7	9.7

Although we saw a continuous recovery of ARPU due mainly to an expansion in the number of smartphone use, increased demand for tablets and other products purchased as a second mobile device for individual use, and growth of subscriptions of the “docomo Hikari” optical-fiber broadband service to 1.09 million, operating revenues from telecommunications business for the nine months ended December 31, 2015 recorded a decrease of ¥32.1 billion, or 1.1%, from ¥2,794.9 billion for the same period of the previous fiscal year to ¥2,762.8 billion, owing mainly to the increase of the negative impact from the “Monthly Support” discount program.

Operating expenses from telecommunications business for the nine months ended December 31, 2015 decreased by ¥86.9 billion, or 3.9%, from ¥2,233.3 billion for the same period of the previous fiscal year to ¥2,146.5 billion due mainly to decreases in selling expenses and network-related costs as a result of cost efficiency improvements.

Consequently, operating income from telecommunications business was ¥616.3 billion, an increase of ¥54.7 billion, or 9.7%, from ¥561.6 billion for the same period of the previous fiscal year.

<<Key Topics>>

•

The total subscriptions to our new billing plan, “Kake-hodai & Pake-aeru,” grew to 26.52 million as of December 31, 2015, an increase of 12.98 million from December 31, 2014. The number of subscriptions to our “docomo Hikari” optical-fiber broadband service launched in March 2015 exceeded one million in December 2015.

•

The total number of smartphones sold during the nine months ended December 31, 2015 reached 10.98 million units thanks to the brisk sales of iPhone 6s* and iPhone 6s Plus,* which were released in September 2015, and the rollout of the 2015-2016 winter-spring models. The contribution of tablet devices to the total number of smartphones sold amounted to 1.60 million units due to the successful acquisition of subscriptions by users of multiple mobile devices as a result of our campaign promoting ownership of a second device.

•

We continued to expand the service coverage of our LTE network, increasing the number of LTE-enabled base stations to 126,000 nationwide as of December 31, 2015, of which the number of base stations compatible with our “PREMIUM 4G”—a high-speed data communication service based on LTE-Advanced technology launched in March 2015—was expanded to 13,500, providing service in 825 cities across Japan. Meanwhile, in October 2015, we commenced a service featuring downlink speeds of up to 300Mbps in selected areas of Japan.

DOCOMO Earnings Release	Nine Months Ended December 31, 2015

•

We conducted surveys of effective speeds of Android devices and iOS devices, pursuant to the guidelines of the effective speeds, established by the Ministry of Internal Affairs and Communications. The results indicated that we offer both high download speeds and high upload speeds (the median (Android + iOS) of our download speeds is 71Mbps and that of our upload speeds is 21Mbps).

*:	TM and © 2016 Apple Inc. All rights reserved. iPhone is a trademark of Apple Inc. The iPhone trademark is used under a license from AIPHONE Co., Ltd.

Number of subscriptions by services and other operating data are as follows:

<Number of subscriptions by services>

	Thousand subscriptions
	December 31, 2014	December 31, 2015	Increase (Decrease)
Cellular services	65,274	69,602	4,328	6.6%
Including: New billing plan	13,535	26,519	12,984	95.9
Cellular (LTE(Xi)) services	28,298	36,293	7,995	28.3
Cellular (FOMA) services	36,976	33,309	(3,667)	(9.9)

Notes:
1. Number of subscriptions to Cellular services, Cellular (LTE(Xi)) services and Cellular (FOMA) services includes Communication Module services subscriptions.
2. Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.

<Number of handsets sold and churn rate>

	Thousand units
	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Increase (Decrease)
Number of handsets sold	17,038	18,526	1,488	8.7%
Cellular (LTE(Xi)) services
New LTE(Xi) subscription	4,007	6,360	2,354	58.7
Change of subscription from FOMA	4,028	2,515	(1,513)	(37.6)
LTE(Xi) handset upgrade by LTE(Xi) subscribers	4,184	5,751	1,566	37.4
Cellular (FOMA) services
New FOMA subscription	2,003	1,713	(290)	(14.5)
Change of subscription from LTE(Xi)	95	78	(17)	(17.4)
FOMA handset upgrade by FOMA subscribers	2,720	2,109	(611)	(22.5)

Churn rate*	0.57%	0.59%	0.02 point	—

*

Calculation method has been changed from the first quarter of the fiscal year ending March 31, 2016. Accordingly, “Churn rate” for the nine months ended December 31, 2014 has also been changed. Data are calculated excluding the subscriptions and cancellations of subscriptions of Mobile Virtual Network Operators (MVNOs).

DOCOMO Earnings Release	Nine Months Ended December 31, 2015

<Trend of ARPU and MOU*>

Starting from the three months ended June 30, 2015, we redefined “ARPU” in order to better reflect actions we will take that are aimed at increasing our telecommunications services revenues.

To reflect the increase in multiple subscriptions by individual users driven by increasing demand for devices such as tablet devices and Wi-Fi routers, we changed the calculation method of ARPU from a “per active subscription” basis to a “per active user” basis. We also changed the calculation method of ARPU by adding “docomo Hikari” ARPU in addition to Voice ARPU and Packet ARPU in connection with the launch of our optical-fiber broadband service.

Furthermore, we excluded Smart ARPU from the calculation method of ARPU considering that we are striving to increase the revenues of our smart life business and other businesses not only from telecommunications services users but also from other customers.

The sum of Packet ARPU and “docomo Hikari” ARPU is referred to as Data ARPU.

	Yen
	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Increase (Decrease)
Aggregate ARPU*	¥4,120	¥4,140	¥20	0.5%
Voice ARPU	1,290	1,200	(90)	(7.0)
Data ARPU	2,830	2,940	110	3.9
Packet ARPU	2,830	2,900	70	2.5
“docomo Hikari” ARPU	—	40	40	—

MOU* (minutes)	120	133	13	10.8%

Note:

Starting with the first quarter of the fiscal year ending March 31, 2016, the calculation method of ARPU and MOU was changed. ARPU and MOU figures for the nine months ended December 31, 2014 reflect these subsequent changes to the calculation method.

*	See “4.(2) Definition and Calculation Methods of ARPU and MOU” on page 22 for definition and calculation methods.

DOCOMO Earnings Release	Nine Months Ended December 31, 2015

Smart life business—

<Results of operations>

	Billions of yen
	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Increase (Decrease)
Operating revenues from smart life business	¥324.2	¥373.8	¥ 49.6	15.3%
Operating income (loss) from smart life business	21.8	49.0	27.2	124.9

Operating revenues from smart life business for the nine months ended December 31, 2015 were ¥373.8 billion, an increase of ¥49.6 billion, or 15.3%, from ¥324.2 billion for the same period of the previous fiscal year, due mainly to an expansion of revenues from our subsidiaries’ services such as shopping services, an increase in the amounts of “d CARD” and other finance/payment services transactions, and the growth in revenues from “dmarket” and other content services.

Operating expenses from smart life business were ¥324.8 billion, an increase of ¥22.4 billion, or 7.4%, from ¥302.5 billion for the same period of the previous fiscal year, driven primarily by the increase in expenses associated with the growth in revenues from “dmarket” and other content services.

As a consequence, operating income from smart life business was ¥49.0 billion, an increase of ¥27.2 billion, or 124.9%, from ¥21.8 billion for the same period of the previous fiscal year.

<<Key Topics>>

•

The combined number of “dmarket” subscriptions* reached 14.26 million as of December 31, 2015, an increase of 4.60 million from December 31, 2014. Among the various “dmarket” services, “dmagazine” in particular has enjoyed brisk sales with its total subscriptions reaching 2.76 million as of December 31, 2015, up 1.59 million from December 31, 2014.

•

We commenced from November 2015 the issuance of “d POINT CARD” (which allows customers to earn and use “d POINTs” just by showing the card when shopping at our partner stores) and “d CARD” (which combines credit payment capability with the standard features of “d POINT CARD”) renewing our conventional credit card, “DCMX.” The number of “d POINT CARD” registrants exceeded one million in just one month from the beginning of the issuance.

•

In October 2015, we launched what is called “Sukijikan”—a service that allows customers to try out various pastime experiences simply by making a reservation via their smartphones or tablet devices after choosing from some 300 different options listed on the monthly catalogue, “Sukijikan Magazine,” and presenting the enclosed ticket.

•

In November 2015, we started the “Tegaki Hon’yaku” handwriting translation service. The service provides for translation of handwritten text on smartphones or tablet devices between Japanese and five foreign languages (English, Chinese (Traditional and Simplified), Korean, French and Spanish) through translation servers. The service is also compatible with an illustration feature that provides customers with hassle-free means of communication in situations where it is difficult to describe the context only by words.

•

In December 2015, we launched a new social gift service, “giftco,” which enables customers to easily send a small amount of gift tickets to others together with a message at anytime from anywhere via mail or other transmission modes as a method to express their daily appreciation and encouragement using a web service or a dedicated application.

*	The total number of users using “dTV,” “danime store,” “dhits,” “dkids,” “dmagazine” and “dgourmet” services under a monthly subscription arrangement.

DOCOMO Earnings Release	Nine Months Ended December 31, 2015

Other businesses—

<Results of operations>

	Billions of yen
	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Increase (Decrease)
Operating revenues from other businesses	¥226.9	¥265.6	¥ 38.8	17.1%
Operating income (loss) from other businesses	3.7	20.2	16.4	438.9

Operating revenues from other businesses for the nine months ended December 31, 2015 amounted to ¥265.6 billion, an increase of ¥38.8 billion, or 17.1%, from ¥226.9 billion for the same period of the previous fiscal year, driven mainly by increases in revenues resulting from the expanded uptake of our “Mobile Device Protection Service” and the growth of revenues relating to IoT businesses.

Operating expenses from other businesses were ¥245.4 billion, an increase of ¥22.3 billion, or 10.0%, from ¥223.1 billion for the same period of the previous fiscal year, as a result of rises in expenses associated with the expansion of revenues from our “Mobile Device Protection Service” and other services.

Consequently, operating income from other businesses was ¥20.2 billion, an increase of ¥16.4 billion, or 438.9% compared to ¥3.7 billion for the same period of the previous fiscal year.

<<Key Topics>>

•

From October 2015, in partnership with Telefonica Brasil S.A. (Vivo), a mobile communications service provider in Brazil, we started providing eSIMs and eSIM-based solutions to enterprise customers using our docomo M2M Platform, which enables devices with a single embedded SIM to switch over-the-air between the phone numbers of DOCOMO and Vivo, so that enterprises can remotely manage connectivity without having to replace the physical SIM in the devices.

•

In December 2015, we started marketing a new IoT cloud service named “Toami for DOCOMO” that leverages NIPPON SYSTEMWARE Co., Ltd.’s “Toami” cloud platform, targeting enterprise customers that require management of operational and other data of IoT devices.

DOCOMO Earnings Release	Nine Months Ended December 31, 2015

iii. CSR Activities

We aspire to help build a society in which everyone can share in a prosperous life of safety and security, beyond borders and across generations. We believe it is the corporate social responsibility (“CSR”) of DOCOMO to solve various social issues in fields such as IoT, medicine, healthcare, education and agriculture, through the “co-creation of social values”—an initiative that we plan to pursue together with various partners to create new services and businesses, while thoroughly ensuring fair, transparent and ethical business operations as a foundation for the creation of such values. Accordingly, we have positioned CSR at the core of our corporate management.

The principal CSR actions undertaken during the nine months ended December 31, 2015 are summarized below:

•

We set up a charity website to assist the people and areas affected by the storm known as Typhoon No. 18 of 2015 in Japan and the earthquakes that struck Afghanistan and Pakistan, and received donations from a large number of people.

•

We have continued our “Tohoku Recovery Contribution System for Employees” under which participating employees donate ¥311 to the recovery fund on a monthly basis and the Company adds a matching amount of contributions since the fiscal year ended March 31, 2013 and, in addition, we newly began providing direct support for the activities of organizations such as local governments in damaged areas from the fiscal year ending March 31, 2016. As the first step in connection with this new support, we donated some 400 saplings of Azalea and Hana peach trees to the “Hanamiyama Project,” a project promoted by the Minami Sanriku Learning Center to construct a place for recreation and relaxation for local residents, organizing a commemorative tree planting ceremony in the Iriya district of Minami Sanriku, Miyagi Prefecture.

•

We held approximately 5,500 sessions of “Smartphone and Mobile Phone Safety Class” to enlighten audiences on rules and manners related to using smartphones and mobile phones and inform them as to how to respond to troubles that may be encountered when using mobile phones and smartphones. Such sessions garnered attendance of approximately 900,000 people in total for the nine months ended December 31, 2015.

DOCOMO Earnings Release	Nine Months Ended December 31, 2015

iv. Trend of Capital Expenditures

<Capital expenditures>

	Billions of yen
	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Increase (Decrease)
Total capital expenditures	¥439.3	¥362.5	¥ (76.8)	(17.5)%
Telecommunications business	424.1	348.1	(76.0)	(17.9)
Smart life business	9.2	9.0	(0.2)	(2.3)
Other businesses	5.9	5.4	(0.6)	(9.5)

We pursued more efficient use of capital expenditures and further cost reduction, while expanding the coverage of our “PREMIUM 4G” service and moved ahead with capacity buildup to accommodate the growth in data traffic toward the goal of constructing a robust network that can provide a comfortable communications environment. As a result, the total capital expenditures for the nine months ended December 31, 2015 decreased by 17.5% from the same period of the previous fiscal year to ¥362.5 billion.

DOCOMO Earnings Release	Nine Months Ended December 31, 2015

(2) Financial Review

i. Financial Position

	Billions of yen
	December 31, 2014	December 31, 2015	Increase (Decrease)		(Reference) March 31, 2015
Total assets	¥7,179.9	¥7,274.2	¥94.4	1.3%	¥7,146.3
NTT DOCOMO, INC. shareholders’ equity	5,430.1	5,588.1	158.0	2.9	5,380.1
Liabilities	1,700.6	1,636.9	(63.7)	(3.7)	1,728.1
Including: Interest bearing liabilities	327.1	223.5	(103.6)	(31.7)	222.7

Shareholders’ equity ratio (1) (%)	75.6%	76.8%	1.2 point	—	75.3%
Debt to Equity ratio (2) (multiple)	0.060	0.040	(0.020)	—	0.041

Notes:	(1) Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets
(2) Debt to Equity ratio = Interest bearing liabilities / NTT DOCOMO, INC. shareholders’ equity

ii. Cash Flow Conditions

	Billions of yen
	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Increase (Decrease)
Net cash provided by operating activities	¥697.4	¥844.9	¥147.4	21.1%
Net cash used in investing activities	(538.4)	(376.5)	161.9	30.1
Net cash provided by (used in) financing activities	(522.0)	(276.4)	245.6	47.1
Free cash flows (1)	159.0	468.4	309.4	194.6
Free cash flows excluding changes in investments for cash management purposes (2)*	169.5	388.3	218.8	129.1

Notes:	(1) Free cash flows = Net cash provided by operating activities + Net cash used in investing activities

(2)    Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

*	See “4.(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 23.

For the nine months ended December 31, 2015, net cash provided by operating activities was ¥844.9 billion, an increase of ¥147.4 billion, or 21.1%, from the same period of the previous fiscal year. This was due mainly to an increase in cash inflows from customers in relation to collections of installment receivables for customers’ handset purchases and a decrease in cash outflows resulting from a decrease in the amount of income taxes paid.

Net cash used in investing activities was ¥376.5 billion, a decrease of ¥161.9 billion, or 30.1%, from the same period of the previous fiscal year. This was due mainly to an increase in proceeds from redemption of long-term bailment for consumption to a related party and a decrease in cash outflows for purchases of property, plant and equipment as a result of efficient network construction.

Net cash used in financing activities was ¥276.4 billion, a decrease of ¥245.6 billion, or 47.1%, from the same period of the previous fiscal year. This was due mainly to a decrease in cash outflows for payments to acquire treasury stock, despite an increase in cash outflows for repayments of short-term borrowings.

As a result of the foregoing, the balance of cash and cash equivalents was ¥296.6 billion as of December 31, 2015, an increase of ¥191.0 billion, or 181.0%, from the previous fiscal year end.

DOCOMO Earnings Release	Nine Months Ended December 31, 2015

(3) Prospects for the Fiscal Year Ending March 31, 2016

Competition in Japan’s mobile telecommunications market is expected to remain intense in areas such as the acquisition of subscribers and further improvement of service offerings. Under such market conditions, we will make an ongoing effort to secure our customer base and boost customers’ packet usage by further proliferating our new billing plan “Kake-hodai & Pake-aeru” launched in June 2014, the “docomo Hikari” optical-fiber broadband service and the “docomo Hikari Pack” bundle discount packages launched in March 2015, while also expanding new services that are designed to sustain customers’ “smart life.” Through these endeavors, we expect the following prospects for the fiscal year ending March 31, 2016.

Despite the lasting negative impact from the “Monthly Support” discount program, Operating revenues are estimated to increase by ¥106.6 billion from the previous fiscal year to ¥4,490.0 billion, due mainly to the increase in mobile communications services revenues as a result of the rise in smartphone use as well as the strong demand for tablets and other products purchased as a second mobile device for individual use, the growth of subscriptions to the “docomo Hikari” optical-fiber broadband service and the steady expansion of smart life business, which includes “dmarket,” and other businesses. On the expenses side, although we will continue to pursue further cost efficiency, Operating expenses are expected to rise by ¥35.7 billion from the previous fiscal year to ¥3,780.0 billion, owing primarily to a projected increase in expenses linked with the growth of revenues from smart life business and other businesses and increase in expenses associated with the expansion of “docomo Hikari” revenues. Accordingly, Operating income for the fiscal year ending March 31, 2016 is estimated to be ¥710.0 billion, up ¥70.9 billion from the previous fiscal year.

As we are not currently aware of any factor that may have a material impact on our projected results of operations, we have not revised our forecasts announced on October 30, 2015.

DOCOMO Earnings Release	Nine Months Ended December 31, 2015

2. Other Information

(1) Changes in Significant Subsidiaries

None

(2) Application of Simplified or Exceptional Accounting

None

(3) Changes in Accounting Policies

None

DOCOMO Earnings Release	Nine Months Ended December 31, 2015

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2015	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	¥105,553	¥296,564
Short-term investments	243,757	160,972
Accounts receivable	264,591	240,929
Receivables held for sale	897,999	944,965
Credit card receivables	234,412	269,226
Other receivables	327,275	361,378
Allowance for doubtful accounts	(14,100)	(16,109)
Inventories	186,275	206,467
Deferred tax assets	61,512	61,471
Prepaid expenses and other current assets	108,102	112,489

Total current assets	2,415,376	2,638,352

Property, plant and equipment:
Wireless telecommunications equipment	5,027,390	5,041,128
Buildings and structures	890,382	893,896
Tools, furniture and fixtures	508,810	488,690
Land	200,736	200,778
Construction in progress	193,497	197,049
Accumulated depreciation and amortization	(4,309,748)	(4,403,564)

Total property, plant and equipment, net	2,511,067	2,417,977

Non-current investments and other assets:
Investments in affiliates	439,070	419,938
Marketable securities and other investments	195,047	189,569
Intangible assets, net	636,319	610,629
Goodwill	266,311	252,749
Other assets	445,723	467,541
Deferred tax assets	237,427	277,450

Total non-current investments and other assets	2,219,897	2,217,876

Total assets	¥7,146,340	¥7,274,205

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥203	¥200
Short-term borrowings	2,048	2,991
Accounts payable, trade	811,799	662,619
Accrued payroll	54,955	43,875
Accrued income taxes	68,563	110,375
Other current liabilities	176,734	207,637

Total current liabilities	1,114,302	1,027,697

Long-term liabilities:
Long-term debt (exclusive of current portion)	220,400	220,270
Accrued liabilities for point programs	89,929	75,528
Liability for employees’ retirement benefits	173,872	178,132
Other long-term liabilities	129,632	135,279

Total long-term liabilities	613,833	609,209

Total liabilities	1,728,135	1,636,906

Redeemable noncontrolling interests	15,589	16,070

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	339,783	339,767
Retained earnings	4,397,228	4,617,988
Accumulated other comprehensive income (loss)	52,599	39,864
Treasury stock	(359,218)	(359,218)
Total NTT DOCOMO, INC. shareholders’ equity	5,380,072	5,588,081
Noncontrolling interests	22,544	33,148

Total equity	5,402,616	5,621,229

Total liabilities and equity	¥7,146,340	¥7,274,205

DOCOMO Earnings Release	Nine Months Ended December 31, 2015

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Nine Months Ended December 31, 2014	Nine Months Ended December 31, 2015
Operating revenues:
Telecommunications services	¥2,068,717	¥2,099,632
Equipment sales	731,184	657,804
Other operating revenues	526,879	626,024

Total operating revenues	3,326,780	3,383,460

Operating expenses:
Cost of services (exclusive of items shown separately below)	830,646	887,566
Cost of equipment sold (exclusive of items shown separately below)	641,135	634,521
Depreciation and amortization	486,902	457,095
Selling, general and administrative	780,957	718,773

Total operating expenses	2,739,640	2,697,955

Operating income	587,140	685,505

Other income (expense):
Interest expense	(716)	(1,219)
Interest income	1,033	717
Other, net	7,519	(7,626)

Total other income (expense)	7,836	(8,128)

Income before income taxes and equity in net income (losses) of affiliates	594,976	677,377

Income taxes:
Current	189,964	207,485
Deferred	19,052	(37,701)

Total income taxes	209,016	169,784

Income before equity in net income (losses) of affiliates	385,960	507,593

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(4,585)	(798)

Net income	381,375	506,795

Less: Net (income) loss attributable to noncontrolling interests	476	(14,346)

Net income attributable to NTT DOCOMO, INC.	¥381,851	¥492,449

Per share data
Weighted average common shares outstanding – Basic and Diluted	4,080,645,681	3,881,483,818

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥93.58	¥126.87

Consolidated Statements of Comprehensive Income
	Millions of yen
	Nine Months Ended December 31, 2014	Nine Months Ended December 31, 2015
Net income	¥381,375	¥506,795
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	15,359	(1,402)
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	24	(108)
Foreign currency translation adjustment, net of applicable taxes	2,841	(10,929)
Pension liability adjustment, net of applicable taxes	(206)	(353)

Total other comprehensive income (loss)	18,018	(12,792)

Comprehensive income	399,393	494,003

Less: Comprehensive (income) loss attributable to noncontrolling interests	424	(14,289)

Comprehensive income attributable to NTT DOCOMO, INC.	¥399,817	¥479,714

DOCOMO Earnings Release	Nine Months Ended December 31, 2015

Consolidated Statements of Income

	Millions of yen
	Three Months Ended December 31, 2014	Three Months Ended December 31, 2015
Operating revenues:
Telecommunications services	¥675,345	¥717,325
Equipment sales	289,316	240,959
Other operating revenues	189,144	210,189

Total operating revenues	1,153,805	1,168,473

Operating expenses:
Cost of services (exclusive of items shown separately below)	275,024	299,919
Cost of equipment sold (exclusive of items shown separately below)	259,298	248,184
Depreciation and amortization	163,471	159,988
Selling, general and administrative	268,459	237,451

Total operating expenses	966,252	945,542

Operating income	187,553	222,931

Other income (expense):
Interest expense	(210)	(674)
Interest income	313	333
Other, net	3,258	2,225

Total other income (expense)	3,361	1,884

Income before income taxes and equity in net income (losses) of affiliates	190,914	224,815

Income taxes:
Current	59,847	63,185
Deferred	7,269	(29,381)

Total income taxes	67,116	33,804

Income before equity in net income (losses) of affiliates	123,798	191,011

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(903)	(2,379)

Net income	122,895	188,632

Less: Net (income) loss attributable to noncontrolling interests	(567)	(13,318)

Net income attributable to NTT DOCOMO, INC.	¥122,328	¥175,314

Per share data
Weighted average common shares outstanding – Basic and Diluted	3,953,081,784	3,881,483,812

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥30.94	¥45.17

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three Months Ended December 31, 2014	Three Months Ended December 31, 2015
Net income	¥122,895	¥188,632
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	8,932	5,635
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(15)	(65)
Foreign currency translation adjustment, net of applicable taxes	11,773	(9,948)
Pension liability adjustment, net of applicable taxes	(128)	(120)

Total other comprehensive income (loss)	20,562	(4,498)

Comprehensive income	143,457	184,134

Less: Comprehensive (income) loss attributable to noncontrolling interests	(701)	(13,194)

Comprehensive income attributable to NTT DOCOMO, INC.	¥142,756	¥170,940

DOCOMO Earnings Release	Nine Months Ended December 31, 2015

(3) Consolidated Statements of Cash Flows

	Millions of yen
	Nine Months Ended December 31, 2014	Nine Months Ended December 31, 2015
Cash flows from operating activities:
Net income	¥381,375	¥506,795
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	486,902	457,095
Deferred taxes	19,052	(37,701)
Loss on sale or disposal of property, plant and equipment	29,839	17,555
Equity in net (income) losses of affiliates (including impairment charges of investments in affiliates)	4,585	798
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	17,315	21,079
(Increase) / decrease in receivables held for sale	(81,979)	(46,966)
(Increase) / decrease in credit card receivables	(10,660)	(18,651)
(Increase) / decrease in other receivables	11,962	(34,174)
Increase / (decrease) in allowance for doubtful accounts	3,047	2,594
(Increase) / decrease in inventories	20,898	(24,828)
(Increase) / decrease in prepaid expenses and other current assets	(13,537)	(7,976)
(Increase) / decrease in non-current receivables held for sale	(44,960)	1,921
Increase / (decrease) in accounts payable, trade	(11,921)	(82,682)
Increase / (decrease) in accrued income taxes	(133,789)	42,207
Increase / (decrease) in other current liabilities	24,618	37,846
Increase / (decrease) in accrued liabilities for point programs	(21,616)	(14,401)
Increase / (decrease) in liability for employees’ retirement benefits	5,972	4,275
Increase / (decrease) in other long-term liabilities	16,854	4,307
Other, net	(6,549)	15,757

Net cash provided by operating activities	697,408	844,850

Cash flows from investing activities:
Purchases of property, plant and equipment	(383,390)	(312,668)
Purchases of intangible and other assets	(137,582)	(141,412)
Purchases of non-current investments	(3,187)	(2,447)
Proceeds from sale of non-current investments	526	4,024
Purchases of short-term investments	(32,591)	(4,000)
Redemption of short-term investments	22,122	4,111
Proceeds from redemption of long-term bailment for consumption to a related party	—	80,000
Other, net	(4,302)	(4,067)

Net cash used in investing activities	(538,404)	(376,459)

Cash flows from financing activities:
Proceeds from short-term borrowings	111,362	145,117
Repayment of short-term borrowings	(14,403)	(144,042)
Principal payments under capital lease obligations	(1,305)	(1,055)
Payments to acquire treasury stock	(369,697)	(0)
Dividends paid	(243,196)	(271,538)
Other, net	(4,762)	(4,854)

Net cash provided by (used in) financing activities	(522,001)	(276,372)

Effect of exchange rate changes on cash and cash equivalents	(553)	(1,008)

Net increase (decrease) in cash and cash equivalents	(363,550)	191,011
Cash and cash equivalents as of beginning of period	526,920	105,553

Cash and cash equivalents as of end of period	¥163,370	¥296,564

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥1,538	¥8,007
Cash paid during the period for:
Interest, net of amount capitalized	836	1,243
Income taxes	324,729	176,118

DOCOMO Earnings Release	Nine Months Ended December 31, 2015

(4) Notes to Consolidated Financial Statements

i. Note to Going Concern Assumption

There is no corresponding item.

ii. Significant Changes in NTT DOCOMO, INC. Shareholders’ Equity

None

iii. Segment Information

DOCOMO’s chief operating decision maker (the “CODM”) is its board of directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports.

DOCOMO realigned its three former operating segments, which had consisted of its mobile communications business, smart life business and other businesses, into three new operating segments, which consist of its telecommunications business, smart life business and other businesses from the fourth quarter of the fiscal year ended March 31, 2015, as a result of realignment of respective businesses to effectively manage DOCOMO’s telecommunications related services triggered by the launch of optical-fiber broadband services. Accordingly, telecommunications services which had been included in other businesses under DOCOMO’s three former operating segments are reclassified to the telecommunications business.

Furthermore, certain Machine-to-Machine (M2M) services for consumers that had been included in other businesses were reclassified to the smart life business from the second quarter of the fiscal year ending March 31, 2016 to reflect the change in its internal organizational structure effective as of July 1, 2015.

The telecommunications business includes mobile phone services (LTE(Xi) services and FOMA services), optical-fiber broadband service, satellite mobile communications services, international services and the equipment sales related to these services. The smart life business includes video and music distribution, electronic books and other services offered through DOCOMO’s “dmarket” portal, as well as finance/payment services, shopping services and various other services to support our customers’ daily lives. The other businesses primarily includes “Mobile Device Protection Service,” as well as development, sales and maintenance of IT systems.

In connection with this realignment, segment information for the nine months ended December 31, 2014 and the three months ended December 31, 2014 has been restated to conform, respectively, to the presentation for the nine months ended December 31, 2015 and the three months ended December 31, 2015.

Accounting policies used to determine segment operating revenues and operating income (loss) are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.

Segment operating revenues:

	Millions of yen
	Nine months ended December 31, 2014	Nine months ended December 31, 2015
Telecommunications business-
External customers	¥2,794,074	¥2,761,877
Intersegment	856	923

Subtotal	2,794,930	2,762,800
Smart life business-
External customers	314,421	364,924
Intersegment	9,818	8,893

Subtotal	324,239	373,817
Other businesses-
External customers	218,285	256,659
Intersegment	8,575	8,952

Subtotal	226,860	265,611

Segment total	3,346,029	3,402,228
Elimination	(19,249)	(18,768)

Consolidated	¥3,326,780	¥3,383,460

DOCOMO Earnings Release	Nine Months Ended December 31, 2015

	Millions of yen
	Three months ended December 31, 2014	Three months ended December 31, 2015
Telecommunications business-
External customers	¥968,178	¥955,486
Intersegment	296	306

Subtotal	968,474	955,792
Smart life business-
External customers	113,846	124,391
Intersegment	2,123	3,115

Subtotal	115,969	127,506
Other businesses-
External customers	71,781	88,596
Intersegment	2,702	3,499

Subtotal	74,483	92,095

Segment total	1,158,926	1,175,393
Elimination	(5,121)	(6,920)

Consolidated	¥1,153,805	¥1,168,473

Segment operating income (loss):

	Millions of yen
	Nine months ended December 31, 2014	Nine months ended December 31, 2015
Telecommunications business	¥561,619	¥616,344
Smart life business	21,777	48,984
Other businesses	3,744	20,177

Consolidated	¥587,140	¥685,505

	Millions of yen
	Three months ended December 31, 2014	Three months ended December 31, 2015
Telecommunications business	¥176,918	¥196,175
Smart life business	8,404	15,543
Other businesses	2,231	11,213

Consolidated	¥187,553	¥222,931

Segment operating income (loss) is segment operating revenues less segment operating expenses.

DOCOMO does not disclose geographical information because the amounts of operating revenues generated outside Japan are immaterial.

DOCOMO Earnings Release	Nine Months Ended December 31, 2015

iv. Income taxes

Release of valuation allowance of deferred tax assets related to DOCOMO’s subsidiaries operating multimedia broadcasting business for mobile devices-

During the three months ended December 31, 2015, DOCOMO decided to terminate the multimedia broadcasting business for mobile devices of DOCOMO’s smart life business segment on June 30, 2016.

In connection with the termination of the multimedia broadcasting business, DOCOMO concluded that it was more likely than not that the related deferred tax assets will be realized considering the availabilities of the prudent and feasible tax planning strategies in the tax jurisdictions of certain subsidiaries which operate the multimedia broad casting business for mobile devices. DOCOMO, therefore, released all of the valuation allowance for the related deferred tax assets of those subsidiaries.

As a result, the release of valuation allowance for the deferred tax assets in the amount of ¥35,463 million was recorded as an income tax benefit in the “Income taxes-Deferred” in the consolidated statements of income for both the nine months and the three months ended December 31, 2015.

v. Subsequent Event

Resolution of share repurchase up to prescribed maximum limit-

On January 29, 2016, the Board of Directors resolved that NTT DOCOMO, INC. may repurchase up to 220 million outstanding shares of its common stock for an amount in total not exceeding ¥500,000 million during the period from February 1, 2016 through December 31, 2016.

DOCOMO Earnings Release	Nine Months Ended December 31, 2015

4. Appendices

(1) Operating Data for the 3rd Quarter of the Fiscal Year Ending March 31, 2016

Full-year Forecasts: as revised on October 30, 2015

		Fiscal Year Ended Mar. 31, 2015		Fiscal Year Ending Mar. 31, 2016		[Ref.] Fiscal Year Ended Mar. 31, 2015 Full-year Results	[Ref.] Fiscal Year Ending Mar. 31, 2016 Full-year Forecasts
		Nine Months (Apr. - Dec. 2014) Results	Third Quarter (Oct. - Dec. 2014) Results	Nine Months (Apr. - Dec. 2015) Results	Third Quarter (Oct. - Dec. 2015) Results
Number of Subscriptions and Other Operating Data
Cellular Subscriptions	thousands	65,274	65,274	69,602	69,602	66,595	70,400
Including: New Billing Plan Subscriptions	thousands	13,535	13,535	26,519	26,519	17,827	—
LTE(Xi)	thousands	28,298	28,298	36,293	36,293	30,744	37,800
FOMA (1)	thousands	36,976	36,976	33,309	33,309	35,851	32,600
Communication Module Service	thousands	3,832	3,832	4,630	4,630	4,173	—
Net Increase from Previous Period (2)	thousands	2,169	979	3,006	1,108	3,490	3,800
LTE(Xi)	thousands	6,332	2,083	5,548	1,789	8,779	7,000
FOMA (1)	thousands	(4,164)	(1,104)	(2,542)	(681)	(5,289)	(3,200)
sp-mode Subscriptions	thousands	26,746	26,746	31,126	31,126	28,160	32,000
i-mode Subscriptions	thousands	23,396	23,396	19,862	19,862	22,338	19,300
Churn Rate (2) (3)%		0.57	0.56	0.59	0.60	0.61	—
Number of Handsets Sold (4)	thousands	17,038	6,090	18,526	6,484	23,751	25,700
ARPU and MOU
Aggregate ARPU (5) (6) (7)	yen/month/user	4,120	4,040	4,140	4,230	4,100	4,160
Voice ARPU (8)	yen/month/user	1,290	1,260	1,200	1,240	1,280	1,210
Data ARPU	yen/month/user	2,830	2,780	2,940	2,990	2,820	2,950
Packet ARPU	yen/month/user	2,830	2,780	2,900	2,930	2,820	2,890
“docomo Hikari” ARPU	yen/month/user	—	—	40	60	—	60
MOU (6) (7) (9)	minute/month/user	120	128	133	136	122	—

*

Please refer to “4. (2) Definition and Calculation Methods of ARPU and MOU” for the definition of ARPU and MOU on page 22, and an explanation of the methods used to calculate ARPU and the number of active users.

(1)	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions include in the number of FOMA subscribers.
(2)	Data are calculated including communication module services subscriptions.
(3)

Calculation methods have been changed from the First Quarter of the Fiscal Year Ending March 31, 2016. (Accordingly, “Churn Rate” of the Fiscal Year Ended March 31, 2015, Third Quarter (October to December 2014) Results, Nine Months (April to December 2014) Results and Full-Year Results have also been changed.) Data are calculated excluding the subscriptions and cancellations of subscriptions of Mobile Virtual Network Operators(MVNOs).

(4)

Sum of new subscriptions, change of subscription from FOMA to LTE(Xi), LTE(Xi) to FOMA, LTE(Xi) handset upgrade by LTE(Xi) subscribers, FOMA handset upgrade by FOMA subscribers, and handsets sold without involving sales by DOCOMO.

(5)

Data are calculated excluding revenues and users from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs).

(6)

Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name are not included in the calculation.

(7)

Calculation Methods has been changed from the First Quarter of the Fiscal Year Ending March 31, 2016. (Accordingly, ARPU and MOU of the Fiscal Year Ended March 31, 2015, Third Quarter (October to December 2014) Results, Nine Months (April to December 2014) Results, and Full-Year Results have also been changed.)

(8)	Inclusive of circuit-switched data communication.
(9)

Data are calculated excluding users from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs).

DOCOMO Earnings Release	Nine Months Ended December 31, 2015

(2) Definition and Calculation Methods of ARPU and MOU

i.	Definition of ARPU and MOU

a.	ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing telecommunications services revenues (excluding certain revenues) by the number of active users to our wireless services in the relevant periods, as shown below under “ARPU Calculation Method.” We believe that our ARPU figures provide useful information to analyze the average usage per user and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b.	MOU (Minutes of Use):

Average monthly communication time per user.

ii.	ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + “docomo Hikari” ARPU
- Voice ARPU	:	Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / Number of active users
- Packet ARPU	:	Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / Number of active users
- “docomo Hikari” ARPU	:	A part of other operating revenues (basic monthly charges, voice communication charges) / Number of active users

In addition, the sum of Packet ARPU and “docomo Hikari” ARPU is referred to as Data ARPU.

iii.	Active Users Calculation Method

Sum of number of active users for each month ((number of users at the end of previous month + number of users at the end of current month) / 2) during the relevant period

Notes:

1.	The number of “users” used to calculate ARPU and MOU is the total number of subscriptions, excluding the subscriptions listed below:

a.

Subscriptions of communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and

b.	Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name.

2.

Revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in the ARPU calculation.

22

DOCOMO Earnings Release	Nine Months Ended December 31, 2015

(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

i. EBITDA and EBITDA margin

	Billions of yen
	Year ended March 31, 2015	Nine months ended December 31, 2014	Nine months ended December 31, 2015
a. EBITDA	¥1,369.1	¥1,103.9	¥1,160.2

Depreciation and amortization	(659.8)	(486.9)	(457.1)
Loss on sale or disposal of property, plant and equipment	(40.1)	(29.8)	(17.6)
Impairment loss	(30.2)	—	—

Operating income	639.1	587.1	685.5

Other income (expense)	4.8	7.8	(8.1)
Income taxes	(238.1)	(209.0)	(169.8)
Equity in net income (losses) of affiliates	(7.8)	(4.6)	(0.8)
Less: Net (income) loss attributable to noncontrolling interests	12.1	0.5	(14.3)

b. Net income attributable to NTT DOCOMO, INC.	410.1	381.9	492.4

c. Operating revenues	4,383.4	3,326.8	3,383.5

EBITDA margin (=a/c)	31.2%	33.2%	34.3%
Net income margin (=b/c)	9.4%	11.5%	14.6%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

ii.ROE

	Billions of yen
	Year ended March 31, 2015	Nine months ended December 31, 2014	Nine months ended December 31, 2015
a. Net income attributable to NTT DOCOMO, INC.	¥410.1	¥381.9	¥492.4
b. Shareholders’ equity	5,511.7	5,536.7	5,484.1

ROE (=a/b)	7.4%	6.9%	9.0%

Notes:	Shareholders’ equity (for annual period) = The average of NTT DOCOMO, INC. shareholders’ equity, each as of March 31, 2014 and 2015.

Shareholders’ equity (for nine months) = The average of NTT DOCOMO, INC. shareholders’ equity, each as of March 31, 2015 (or 2014) and December 31, 2015 (or 2014).

iii. Free cash flows excluding changes in investments for cash management purposes

	Billions of yen
	Year ended March 31, 2015	Nine months ended December 31, 2014	Nine months ended December 31, 2015
Net cash provided by operating activities	¥963.0	¥697.4	¥844.9
Net cash used in investing activities	(651.2)	(538.4)	(376.5)

Free cash flows	311.8	159.0	468.4

Changes in investments for cash management purposes	16.2	(10.5)	80.1

Free cash flows excluding changes in investments for cash management purposes	295.6	169.5	388.3

Note:

Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

23

DOCOMO Earnings Release	Nine Months Ended December 31, 2015

5. Special Note Regarding Forward-Looking Statements

This earning release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1)

Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to optimize costs as expected.

(2)

If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

(3)

The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5)

Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect.

(7)	Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems.

(8)	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

(10)

Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

(11)

Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, the proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber-attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12)	Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

24

Results Presentation

for the First Nine Months of the Fiscal Year Ending March 31, 2016

January 29, 2016

1. Results Highlights, etc.

Key Financial Data, Segment Results

Operational Performance

Share Repurchase

2. Enrichment of new billing plan

FY2015/1-3Q (Cumulative) GAAP U.S. Results Summary

Steady recovery toward medium-term targets with YOY increase in operating revenues/income

Financial Data

Operating revenues: ¥ 3,383.5 billion(Up 1.7% year-on-year)

Operating income: ¥ 685.5 billion (Up 16.8% year-on-year)

Operational Data

Net additions: 3.01 million(Up 1.4-fold year-on-year)

New billing plan subs*: 26.52 million(Up 2.0-fold from Dec. 31, 2014)

“docomo Hikari” subs*: 1.09 million

Consolidated financial statements in this document are unaudited * No. of subscriptions as of December 31, 2015

2

Selected Financial Data

GAAP U.S.

FY2014/1-3Q FY2015/1-3Q

(Billions of yen) cumulative cumulative(2) Changes – (1)

(1)(2)

Operating revenues 3,326.8 3,383.5 +56.7

Operating expenses 2,739.6 2,698.0 -41.7

Operating income 587.1 685.5 +98.4

Net income attributable to

NTT DOCOMO, INC. 381.9 492.4 +110.6

EBITDA margin (%) *1 33.2 34.3 +1.1

Capital expenditures 439.3 362.5 -76.8

Adjusted free cash flow*1*2 169.5 388.3 +218.8

*1: For an explanation of the calculation processes of these numbers, please see the IR page of our website, www.nttdocomo.co.jp

*2: original Adjusted maturities free cash of flow longer excludes than three the effects months. of changes in investment derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with

3

Results by Segment

GAAP U.S.

FY2014/1-3Q FY2015/1-3Q

Cumulative Cumulative Changes

(Billions of yen)(1)(2)(2) –(1)

Operating 2,794.9 2,762.8 -32.1

Telecommunications revenues

business

Operating 561.6 616.3 +54.7

income

Operating revenues 324.2 373.8 +49.6

Smart life

business Operating income 21.8 49.0 +27.2

Operating revenues 226.9 265.6 +38.8

Other

businesses Operating

income 3.7 20.2 +16.4

Ref. Smart life Operating revenues 551.1 639.4 +88.3

business and

Other businesses Operating income 25.5 69.2 +43.6

As we realigned our operating segments, former “Mobile Communications business” was changed to “Telecommunications business” beginning with the full-year results presentation for FY2014. Accordingly, certain telecommunication service items that had previously been included in “Other businesses” were reclassified into “Telecommunications business”.

In association with the change of organizational structure that took effect on July 1, 2015, certain types of Machine-to-Machine (M2M) communication services that had previously been included in “Other businesses” were reclassified into “Smart life business” beginning with the results presentation for the first six months of the fiscal year ending March 31, 2016.

4

Key Factors Behind YOY Changes in

Operating Income (FY14/1-3Q FY15/1-3Q)

GAAP U.S.

Increase in

other operating

telecommunications Increase in revenues: Decrease in Decrease in other services revenues*1: Up ¥99.1 billion equipment sales operating expenses:

Up ¥96.8 billion expenses*2: Down ¥10.5 billion ¥685.5 billion

Down ¥14.2 billion

¥587.1 billion Decrease in network-related Decrease in

Impact of “Monthly equipment sales

Support” discounts: revenues: expenses:

Down ¥65.9 billion Down ¥73.4 billion Down ¥17.1 billion

Equipment sales P/L:

Down ¥59.2 billion

Operating revenues: Operating expenses:

Up 56.7 billion Down ¥41.7 billion

FY14/1-3Q FY15/1-3Q

(cumulative)(cumulative)

*1: Excluding impact of “Monthly Support” discounts. *2: Sum of cost of equipment sold and commissions to agent resellers

5

Operational Performance (1) Trend of improvement continues

Net adds MNP Churn rate

(Million subs)(Million subs)

3.01	FY14/1-3Q FY15/1-3Q

(cumulative)(cumulative)

0.57%	0.59%
2.17	-0.03

-0.23

FY14/1-3Q FY15/1-3Q FY14/1-3Q FY15/1-3Q

(cumulative)(cumulative)(cumulative)(cumulative)

The churn rate calculation method was changed from FY2015/1Q. For the definition of churn rate used in this page, please see the slide “Churn Rate” in the results presentation material for the first three months of the fiscal year ending March 31, 2016.

6

Operational Performance (2)

Handset sales recording steady increase

Total handsets sold Total smartphones sold

(Million units)(Million units)

Total handsets sold:

18.53	Smartphones sold:
17.04	10.98

10.44

New sales:

8.07

6.01

Tablets sold:

1.17	1.60

FY14/1-3Q (cumulative) FY15/1-3Q (cumulative) FY14/1-3Q (cumulative) FY15/1-3Q (cumulative)

7

New Billing Plan Favorable progress

Total new billing plan subs topped

Subscriptions 27 million on January 13, 2016

Up-sell% of users choosing “M pack” or larger data

buckets: Approx. 90%

1GB data 1GB data top-up purchase rate:

top-up

purchase rate Approx. 30%

% of users choosing “M Pack” or larger data buckets represents the proportion of users choosing “Data M Pack,” “Data L Pack” and “Share Pack” among the total no. of subscriptions to “Data Packs” and “Share Packs” of the new billing plan. The number represents the actual performance for FY2015/3Q.

1GB data top-up purchase rate: Purchase frequency of 1GB data top-up ÷ Total no. of packet packs. The number represents the actual performance for FY2015/3Q.

8

“docomo Hikari”

Cumulative subscription 1.25 million applications:

(Million applications) 0.42

0.33

0.28

0.23

FY14/4Q FY15/1Q 2Q 3Q

(From Feb 16, 2015)

Up-sell

Over 20% of “docomo Hikari” subs have switched to larger data buckets

New mobile sub acquisition

Over 50% of “docomo Hikari” Subs are new subscribers to our mobile service

Promotion of family use

Over 50% of “docomo Hikari” subs have opted to join “Share Pack”

The represents up-sell rate, the cumulative new mobile data subscription from the launch acquisition of service rate, and through “Share December Pack” selection 31, 2015. rate The represent figures the in the actual graph data indicate for FY2015/3Q. the number The of cumulative subscription no. applications of subscription for each applications quarter.

9

Newly defined ARPU and MOU Trend of improvement continues

(Yen) Voice ARPU Packet ARPU docomo Hikari ARPU

4,210 4,110 4,190 4,230

4,040 4,030 4,010 40 60

20

2,870 2,820 2,780 2,820 2,870 2,910 2,930

1,340 1,290 1,260 1,210 1,120 1,240 1,240

FY14/1Q 2Q 3Q 4Q FY15/1Q 2Q 3Q

New (minutes) MOU 111 121 128 126 129 134 136

For an explanation on newly defined ARPU and MOU, please see the slide “Definition and calculation methods of ARPU and MOU” in this document.

10

Smart Life Business & Other Businesses: Operating Income

Trending favorably: primary driver behind income growth

(Billions of yen) 69.2

25.5

FY14/1-3Q (Cumulative) FY15/1-3Q (Cumulative)

Principal services, etc:

Content services (“dmarket”, etc.)

Finance/payment services (credit, etc.)

Group companies (OAK LAWN MARKETING, INC., etc.)

Other businesses (Mobile Device Protection Service)

11

“dmarket” Subscriptions

Growth continues

(Million subs) 14.26

9.66

FY14/3Q 4Q FY15/1Q 2Q 3Q

No. of subs (As of Dec. 31, 2015)

“dTV” “danime store”

4.8 million subs 2 million subs

“dhits” “dgourmet”

3.45 million subs 740,000 subs

“dkids” “dmagazine”

510,000 subs 2.76 million subs

No. of “dmarket” subscriptions in this page accounts for only monthly subscriptions, and one-time transactions are not included. The numbers in the graph above represent the subscriber count at the end of each quarter.

12

“dmarket” Usage Per Subscriber Growing steadily

(Yen)

Up approx. 1,350

30%

1,040

FY14/3Q 4Q FY15/1Q 2Q 3Q

The quarterly “dmarket” usage per subscriber is calculated by dividing the total amount of “dmarket” transactions for the quarter by the sum of unique users for each month in the quarter. The amounts are exclusive of tax.

13

“dCARD” & “dPOINT”

Uptake expanding favorably after December 2015

dCARD dPOINT

No. of net additions (FY15/3Q):

190,000

(Approx. 4-fold year-on-year)

Total subs (as of Dec. 31, 2015) :

16.11 million

No. of “dPOINT CARDs” registered:

1.16 million

No. of “dPOINT Club” members:

Approx. 54 million

Effective November 20, 2015, “DCMX” was rebranded into “dCARD.” The cumulative number of “dCARD” subscriptions represents the sum of “dCARD” and “dCARD mini” subscriptions.

14

New “+d” Partner

Entered into Alliance with major department store Takashimaya

More benefits More fun More convenience

Starting April 1, 2016,

Users paying with “dCARD” will be able to earn “dPOINTs” worth 3% of the purchase amount Handling of “dPOINT CARD” to start from Aug. 2016)

During the period from April 1 through July 31, 2016, “dPOINTs” worth 3% of purchase amount will be granted for payments made with “dCARD.” From August 2016 onward, “dPOINTs” worth 2% will be granted for payments made with “dCARD,” and 1% for the presentation of “dPOINT CARD” (including “dCARD”), allowing cardholders to accumulate points worth a total of 3% of purchase amount. From Aug. 1, 2016 onward, cardholders will be allowed to earn “dPOINTs” worth 1% of purchase amount only by presenting the dPOINT CARD” (including “dCARD”).

16

LTE Network

Making favorable progress in the roll-out of PREMIUM 4G



130,000
126,000
Total no. of LTE base stations: 97,400
PREMIUM 4G-enabled base stations: 18,000
13,500
900
Mar. 31, 2015
Dec. 31, 2015
Mar. 31, 2016 (Target)

PREMIUM 4G-enabled base stations:
Priority deployment of 13,500 base stations in **825 cities nationwide**

Using enhanced Carrier Aggregation technology that combines three RF carriers, **Japan's fastest 300Mbps** service expanded to **538 cities nationwide**

- The transmission speeds described herein are theoretical maximum downlink rates specified in the technical standard, and the actual rate may vary depending on the propagation conditions, etc. The description "Japan's fastest" is as of January 2016.
- Carrier Aggregation is a technology that increases the user data rate by bundling multiple RF carriers. For the provision of 300Mbps service, three frequency bands(2GHz, 1.5GHz,800MHz) are used.

16

Effective Speed Measurement Results

High data rates delivered for both download and upload

(Mbps) Download Upload

Max. 228

value

Max. value 40

Median value 21 22

Median 71 71

value 58

6

Soft Soft

DOCOMO au DOCOMO au

bank bank

Legend

Maximum value Upper quartile Median value Lower quartile

Minimum value

Measurement was performed in accordance with the “Guidelines for the Effective Speed Measurement Method of Internet Connection Services Provided by Mobile Telecommunications Carriers” set forth by the Ministry of Internal Affairs and Communications of Japan. The values of other companies were derived from data published on their respective home pages (as of December 2015). The values in the graph represent the combined measurement results of Android and iOS devices.

For details concerning the measurement methodology including the cities where the measurements were performed, please refer to the materials published by each company.

17

Cost Efficiency Improvement Achieving favorable progress

(Billions of yen)

FY15/1-3Q FY15 full-year

(Cumulative)(Target)

1H actual:

-130

3Q actual:

-65

-195

-220

Focus Areas:

Network

Capital expenditures, maintenance outsourcing cost, etc.

Marketing

Sales tools, phone bill preparation/ delivery expenses, etc.

Other

R&D, Information system, etc.

18

Share Repurchase

Reinforce shareholder returns and improve capital efficiency

Details

Class of shares to be repurchased: Common stock

Aggregate number of shares to be repurchased: Up to 220 million shares

Aggregate price of shares to be repurchased: Up to ¥500 billion

Period for share repurchase:

From February 1 to December 31, 2016

19

FY2015/1-3Q Results Snapshot

Recorded an increase in both operating revenues and income over the same period of prior year, making a good recovery toward the delivery of medium-term targets.

Net additions and other operational indicators continued to show improvement.

Telecommunications services revenues achieved a rebound due to the positive effects of the new billing plan and “docomo Hikari” optical-fiber broadband service.

Operating income from Smart life business and Other businesses continued to trend favorably, serving as the main driver behind the Company’s overall income growth.

Successfully increased the number of “+d” value co-creation partners at a steady pace.

Steadfast progress in cost efficiency improvement efforts.

Aggressively expanded PREMIUM 4G service in priority areas, and achieved favorable results in effective speed measurements.

Authorized share repurchase up to prescribed maximum limit of ¥500 billion.

20

1. Results Highlights, etc.

Key Financial Data, Segment Results

Operational Performance

Share Repurchase

2. Enrichment of new billing plan

Enrichment of New Billing Plan

A billing structure that allows customers to use services with peace of mind for a long period of time by selecting a plans appropriate for the different stages in life

New plan for low-usage customers

Newly add “Share Pack 5”

Expand the applicability of “Kake-hodai Light” plan

NEW

NEW

Addition of “Share Pack 5”

For customers with limited data usage!

Previous scheme

“Share Pack 30” “Share Pack 20” “Share Pack 15” “Share Pack 10”

Renewed scheme

“Share Pack 30” (¥22,500) “Share Pack 20” (¥16,000) “Share Pack 15” (¥12,500) “Share Pack 10” (¥9,500) “Share Pack 5” (¥6,500)

NEW

Expand Applicability of “Kake-hodai Light”

Users can freely choose a combination of voice and data plans based on their actual usage

Voice

“Kake-hodai”

“Kake-hodai Light”

Data (Application of “Kake-hodai Light”)

“Share Pack 30”: “Share Pack 20”: “Share Pack 15”: “Share Pack 10”: ×

NEW

“Share Pack 5” :

In case of a 3-member family

Primary U25 sub

“Kake-hodai Light”

“Share Pack 5”

Data use: 1GB 1GB 4GB

Kak hodai Light Kak hodai Light Kak hodai Light

Basic plan ¥1,700 ¥1,700 ¥1,700 ISP ¥300 ¥300 ¥300

Share Pack 5 Packet

Pack ¥6,500 ¥500 ¥500

“U25 Ouen Discount”

+1GB

¥8,500 ¥2,500 ¥2,500

Total ¥13,500 (¥4,500/person)

Further, when combined with “Zutto DOCOMO” discount

(In case of user with continued subscription of 15 years or more: Discount ¥800)

Total ¥12,700 (¥4,233/person)

Planned for launch in March 2016

The new of today, the norm of tomorrow

Appendices

Services, etc., Included in Each Reportable Segment

Telecommunications business

Mobile communications services

Xi services (LTE) International services Sales of handset/equipment FOMA services (3G) for each service Optical-fiber broadband service and other telecommunications service Optical-fiber broadband service Satellite communications services Overseas cable TV service etc.

Smart life business

Media/Content services Finance/Payment services life-Related services (“dmarket”, etc) Credit service Cooking studio

Video distribution service Proxy bill collection etc. Health management Music distribution service Medical database etc.

Shopping services (Commerce)

Electronic book service etc. Home shopping service Music software sales

Food delivery etc.

Other businesses

Mobile device insurance services

System development/sales/maintenance services etc.

Operating Revenues

GAAP U.S.

(Billions of yen)

4,490.0

3,326.8	3,383.5

FY14/1-3Q FY15/1-3Q FY15 full-year

forecast

Telecommunications Services 2,068.7 2,099.6 2,786.0

Equipment sales 731.2 657.8 856.0

Other operating revenues 526.9 626.0 848.0

“International services revenues” are included in “Telecommunications services revenues”

Beginning with the full-year results presentation for FY2014, “Telecommunications services revenues” included in conventional “Other operating revenues” in the financial statements for the six months ended September 30, 2014 have been retrospectively reclassified into “Optical-fiber broadband service and other telecommunications services revenues.”

Operating Expenses

GAAP U.S.

(Billions of yen)

3,780.0

2,739.6	2,698.0

FY14/1-3Q FY15/1-3Q FY15 full-year

forecast

Personnel expenses 215.5 216.4 289.0

Non-personnel expenses 1,780.4 1,754.7 2,485.0

Depreciation & amortization 486.9 457.1 622.0

Loss on disposal of property, plant,

equipment and intangible assets 49.2 34.7 58.0

Communication network charges 177.5 204.7 286.0

Taxes and public duties 30.1 30.3 40.0

(Incl) Revenue-linked expenses* 947.1 914.8 1,243.0

(Incl) Other non-personnel expenses 833.4 840.0 1,242.0

Revenue-linked expenses: Cost of equipment sold + commissions to agent resellers + loyalty program expenses

Capital Expenditures

GAAP U.S.

(Billions of yen)

600.0

439.3

362.5

FY14/1-3Q FY15/1-3Q FY15 full-year

forecast

Telecommunications business (LTE (Xi)) 271.6 231.0 353.0

Telecommunications business (FOMA) 1.3 0.2 0.0

Telecommunications business (Other) 151.2 116.8 219.0

Smart life business 9.2 9.0 18.0

Others 5.9 5.4 10.0

Former “Mobile Communications business” was changed to “Telecommunications business” beginning with the full-year results presentation for FY2014.

Principal Operational Data and Key Indicators

		FY2014/1-3Q (1)	FY2015/1-3Q (2)	Changes (2) - (1)	FY2015 full-year forecast
Cellular phone	No. of subscriptions (thousands)	65,274	69,602	+4,328	70,400
	LTE (Xi)	28,298	36,293	+7,995	37,800
	FOMA	36,976	33,309	-3,667	32,600
	Communication module service	3,834	4,633	+799	-
	sp-mode(thousands)	26,746	31,126	+4,380	32,000
	i-mode(thousands)	23,396	19,862	-3,534	19,300
	Net additional subscriptions (thousands)	2,169	3,006	+837	3,800
	Handsets sold (thousands) (Including handsets sold without involving sales by DOCOMO)	17,038	18,526	+1,488	25,700
	LTE (Xi)	12,219	14,626	+2,407	-
	FOMA	4,819	3,900	-918	-
	Smartphones sold (thousands)	10,436	10,980	+543	14,900
	Smartphones users (thousands)	27,330	31,629	+4,299	-
Key Indicators	ROE (%) *Net income attributable to NTT DOCOMO, INC/shareholders' equity	6.9	9.0	+2.1	8.9
	Shareholders' equity ratio (%) *Shareholders' equity/ Total assets	75.6	76.8	+1.2	76.4
	Debt ratio *Interest bearing liabilities/shareholders' equity	0.060	0.040	-0.020	0.040
	EPS (yen) *Net income attributable to NTT DOCOMO, INC per share	93.58	126.87	+33.29	126.24

◆ Numbers of subscriptions are as of the end of each period. ◆ ROE is calculated using the average end-of-period shareholders' equity for the current and previous fiscal periods.
◆ The FY2015 full-year forecasts of Key Indicators are not based on the assumption that DOCOMO will repurchase up to 220 million shares for an amount in total not to exceed ¥500,000 million, as resolved at the board of directors' meeting held on January 29, 2016.

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Philosophy behind New ARPU Definition

Changes reflected in new ARPU

Launch of “docomo Hikari”

Start of segment result disclosure, etc.

Increase multiple mobile in no. of devices, users subscribing e.g., tablets, to etc.

Added optical-fiber broadband service revenues to the numerator of ARPU formula Excluded the revenues accounted for in Smart ARPU from the numerator of ARPU formula

Removed data plan subs* from the denominator of ARPU formula

Conventional ARPU

Packet Revenues Voice + revenues + accounted for revenues in Smart ARPU

No. of subscriptions (*)

(*): No. of subscriptions after subtracting communication module and MVNO subscriptions, etc.

New ARPU

Revenues accounted for in Data ARPU: Voice + Packet “docomo Hikari” revenues revenues + revenues

No. of users(*)

(*): No. of subscriptions after subtracting the number of conventional Data Plan subscriptions ARPU from the denominator of

*	Standalone data plan subscriptions (with no accompanying voice subscription) are not excluded.

Revenues from communication modules, MVNO service subs., etc., are excluded from the revenues accounted for in ARPU (numerator). For an explanation of newly defined ARPU, please see the slide “Definition and Calculation Methods of ARPU and MOU” in this document.

Newly defined ARPU/MOU

(Yen)

Voice ARPU Packet ARPU docomo Hikari ARPU

4,210 4,110 4,190 4,230

4,040 4,030 4,010 40 60

20

2,870 2,820 2,780 2,820 2,870 2,910 2,930

1,340 1,290 1,260 1,210 1,120 1,240 1,240

FY14/1Q 2Q 3Q 4Q FY15/1Q 2Q 3Q

New (minutes)MOU 111 121 128 126 129 134 136

ARPU and MOU calculation methods were changed beginning with the results presentation for the first three months of the fiscal year ending March 31, 2016. Accordingly, the ARPU and MOU data for the first quarter of the fiscal year ending March 31, 2015 (April-June 2014) and subsequent periods were also adjusted to align with the new calculation methods.

For an explanation on the newly defined ARPU and MOU, please see the slide “Definition and calculation method of ARPU and MOU” in this document.

Newly defined ARPU

(Exclusive of impacts of discounts)

(Yen)

Voice ARPU Packet ARPU docomo Hikari ARPU

5,280 5,330

5,120 5,040 4,990 5,020 5,060(1,090)(1,100)

(910)(930)(950)(990)(1,050) 20 40 70

3,270 3,200 3,140 3,160 3,210 3,250 3,260

1,850 1,840 1,850 1,860 1,830 1,990 2,000

FY14/1Q 2Q 3Q 4Q FY15/1Q 2Q 3Q

*: Numbers in parentheses indicate impact of discounts.

ARPU and MOU calculation methods were changed beginning with the results presentation for the first three months of the fiscal year ending March 31, 2016. Accordingly, the ARPU and MOU data for the first quarter of the fiscal year ending March 31, 2015 (April-June 2014) and subsequent periods were also adjusted to align with the new calculation methods.

For an explanation on the newly defined ARPU and MOU, please see the slide “Definition and calculation method of ARPU and MOU” in this document.

ARPU/MOU

4,450 4,370 4,340 4,340 4,290 4,450 4,490

530 560 620 640 660 690 740

2,670 2,620 2,560 2,580 2,610 2,630 2,630

1,250 1,190 1,160 1,120 1,020 1,130 1,120

FY14/1Q 2Q 3Q 4Q FY15/1Q 2Q 3Q

(Minutes) MOU 103 112 118 115 117 121 122

Voice ARPU Packet ARPU Smart ARPU

(Yen)

For the definition of the ARPU contained in this page, please see the slide “Definition and calculation methods of ARPU and MOU” in the presentation material for the full-year results for FY2014

ARPU

(Exclusive of impacts of discounts)

Voice ARPU Packet ARPU Smart ARPU

5,430 5,470

5,300 5,230 5,220 5,240 5,250(980)(980)

(850)(860)(880)(900)(960)

530 560 620 640 660 690 740

3,040 2,970 2,890 2,890 2,920 2,940 2,930

1,730 1,700 1,710 1,710 1,670 1,800 1,800

FY14/1Q 2Q 3Q 4Q FY15/1Q 2Q 3Q

*: Numbers in parentheses indicate impact of discounts.

Smart ARPU is not impacted by the discount programs.

For the definition of the ARPU contained in this page, please see the slide “Definition and calculation methods of ARPU and MOU” in the presentation material for the full-year results for FY2014.

The new of today, the norm of tomorrow

Definition and Calculation Methods of ARPU and MOU

i. Definition of ARPU and MOU

a. ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing telecommunications services revenues (excluding certain revenues) by the number of active users of our wireless services in the relevant periods, as shown below "ARPU Calculation Method." We believe that our ARPU figures provide useful information to analyze the average usage per user and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b. MOU (Minutes of Use):

Average monthly communication time per user.

ii. ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + "docomo Hikari" ARPU

- Voice ARPU : Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active users
- Packet ARPU : Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active users
- "docomo Hikari" ARPU : A part of other operating revenues (basic monthly charges, voice communication charges) / No. of active users
- In addition, the sum of Packet ARPU and "docomo Hikari" ARPU is referred to as Data ARPU.

iii. Active Users Calculation Method

Sum of No. of active users for each month ((No. of users at the end of previous month + No. of users at the end of current month) / 2) during the relevant period

Note:

1. The number of "users" used to calculated ARPU and MOU is the total number of subscriptions, excluding the subscriptions listed below:
   a. Subscriptions of communication modules services, "Phone Number Storage," "Mail Address Storage," "docomo business Transceiver" and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and
   b. Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for "Xi" or "FOMA" services in his/her name.
2. Revenues from communication module services, "Phone Number Storage," "Mail Address Storage," "docomo business Transceiver" and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in the ARPU calculation.

40

Special Note Regarding Forward-Looking Statements

This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this presentation were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1) Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to optimize costs as expected.

(2) If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

(3) The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5) Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6) Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect.

(7) Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems.

(8) Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image. (9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

(10) Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

(11) Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, the proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber-attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12) Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13) Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

Names of companies, products, etc., contained in this presentation are the trademarks or registered trademarks of their respective organizations.